Exhibit 99.1

Sinovac Reports Unaudited First Quarter 2016 Financial Results

BEIJING, May 26, 2016 /PRNewswire/ -- Sinovac Biotech Ltd. (NASDAQ: SVA), a leading provider of biopharmaceutical products in China, announced today its unaudited first quarter ended March 31, 2016.

First Quarter 2016 Financial Highlights

(compared to the first quarter of 2015)

•	Quarterly sales from continuing operations were $11.0 million, an increase of 19.0% from $9.2 million in the prior year period.

•	Gross profit from continuing operations was $6.3 million, a decrease of 8.3% from $6.9 million in the prior year period. Gross margin was 57.8%, compared to 74.9% in the prior year period.

•	Loss from continuing operations was $1.6 million compared to a loss of $2.6 million in the prior year period. Income from discontinued operations was $2.3 million, compared to a loss from discontinued operations of $192 thousand in the prior year period.

•	Net income attributable to common shareholders was $1.3 million, or $0.02 per basic and diluted share, compared to net loss attributable to common shareholders of $2.3 million, or $0.04 per basic and diluted share in the prior year period.

•	Non-GAAP EBITDA was $60 thousand in the first quarter of 2016, compared to a loss of $212 thousand in the prior year period. Non-GAAP net loss from continuing operations in the first quarter of 2016 was $1.4 million, a decrease of 45% compared to $2.6 million in the prior year period.

Mr. Weidong Yin, Chairman, President and CEO of the Sinovac, commented, "Our first quarter revenue increased by 19% from the prior year period, however, the revenue increase was due to revenue recognition from sales of non-core H5N1 vaccine, which contributed 58% of total sales in the first quarter. Other vaccine sales were lower because of the challenging environment in the Chinese vaccine industry. Business conditions for vaccine manufacturers in China like Sinovac have become more difficult in recent months due to an incident involving the improper distribution and sale of vaccines in Shandong province. As a result of this incident, China's State Council newly issued the Regulation on the Administration of Circulation and Vaccination of Vaccines (the "Regulation"). The Regulation requires all the vaccine sales in the private-pay market go through provincial tendering platform, prohibits distributors from selling vaccines, sets higher standards to ensure cold-chain conditions for vaccine delivery and storage from the manufacturer to CDC customers at county/district levels and requires vaccine manufacturing companies to be fully accountable for the product quality during the distribution process. Currently, most of the provinces have yet to establish the platform, and a detailed interpretation and execution plan associated with the Regulation has yet to be released by the central government, resulting in stagnated nationwide sales of private-pay market vaccines. While Sinovac was not directly implicated in the incident, our sales performance has been negatively affected and we also expect management and administration costs of vaccine distribution to increase in the future.

Mr. Yin added, "The Shandong incident had a material effect on our revenues in the first quarter and we expect that this trend will continue into the second quarter. Sinovac is well capitalized and the underlying need for vaccines has not changed. We have taken steps to manage our cash carefully, including implementing a more stringent AR collection management scheme, ensuring commercial bank loans, and deferring non-core R&D projects to better enable Sinovac to withstand this unusual event. At the same time we will closely monitor the market conditions and the change of policy to prepare ourselves for full implementation once market conditions normalize. For long term, we are well positioned to benefit from these industry changes once the vaccine market recovers as our past success has been to primarily rely on our internal sales force instead of distributors, and we also expect to gain from the commercialization of our newly approved EV71 vaccine, positioning Sinovac to be more competitive."

Mr. Yin added, "In the first quarter, we initiated the production of our EV71 vaccine immediately after the vaccine was approved in January 2016. The EV71 vaccine produced has passed the lot release test administered by the National Institute of Food and Drug Control and is now ready for market launch. We expect to deliver the vaccine to customers once the market returns to normal. During the quarter, we have also made progress on our pipeline programs with the initiation of clinical trials of our varicella vaccine and our preparation for the trials of the sIPV vaccine. We will continue to keep our investors updated on our latest progress and achievements in the months ahead."

First Quarter 2016 Business Highlights

Research and Development

EV71 – The China Food and Drug Administration (CFDA) issued the new drug certification and production license, as well as the Good Manufacturing Practices ("GMP") certificate for Sinovac's enterovirus 71 ("EV71") vaccine respectively at the end of December 2015 and January 2016. The Company already received lot release approval for EV71 vaccine and expects to launch the EV71 vaccine once vaccine sales activity resume.

Varicella –The vaccine candidate is expected to be studied through a phase I, a phase III trials and a batch-to-batch consistency trial of three consecutive batches. The phase I clinical trial was initiated in May 2016 in Henan Province. The phase I trial is designed as a single-center, randomized, double-blinded, and placebo controlled study. We expect to enroll approximately 270 healthy volunteers between the ages of 1 to 49 years old for the trial.

Unaudited Financial Results for First Quarter 2016

(In $000 except percentage data)	2016 Q1	% of Sales	2015 Q1	% of Sales

Hepatitis A – Healive	3,647	33.3%	2,922	31.7%
Hepatitis A&B – Bilive	216	2.0%	5,055	54.9%
Hepatitis vaccines subtotal	3,863	35.3%	7,977	86.6%
Influenza vaccine	463	4.2%	586	6.4%
Mumps vaccine	236	2.1%	644	7.0%
Regular sales	4,562	41.6%	9,207	100.0%
H5N1	6,392	58.4%	-	-
Total sales	10,954	100.0%	9,207	100.0%
Cost of sales	4,626	42.2%	2,308	25.1%
Gross profit	6,328	57.8%	6,899	74.9%

Quarterly sales from continuing operations were $11.0 million, an increase of 19.0% from $9.2 million in the prior year period. The sales increase was primarily due to the recognition of H5N1 revenue. Excluding H5N1 revenue, quarterly sales from continuing operations were $4.6 million, a decrease of 50.4% from $9.2 million in the comparative period. The decrease was primarily due to additional sales return provision provided as a result of the vaccine incident in Shandong province.

Gross profit from continuing operations was $6.3 million, a decrease of 8.3% from $6.9 million in the prior year period. Gross margin was 57.8%, compared to 74.9% in the prior year period. Excluding H5N1, the quarterly gross margin was 55.6%, compared to 74.9% in the prior year period. The decrease was mainly due to a higher inventory provision for mumps vaccines and a lower gross profit for the hepatitis A&B vaccine due to higher sales returns provision provided in the first quarter of 2016.

Selling, general and administrative expenses in the first quarter of 2016 were $6.2 million, compared to $6.8 million in the same period of 2015.

R&D expenses in the first quarter of 2016 were $2.1 million, compared to $2.2 million in the same period of 2015.

Loss from continuing operations was $1.6 million compared to a loss of $2.6 million in the prior year period. Income from discontinued operations was $2.3 million, compared to a loss from discontinued operations of $192 thousand in the prior year period.

Net income attributable to common shareholders was $1.3 million, or $0.02 per basic and diluted share, compared to net loss attributable to common shareholders of $2.3 million, or $0.04 per basic and diluted share in the prior year period.

Non-GAAP EBITDA was $60 thousand in the first quarter of 2016, compared to a loss of $212 thousand in the prior year period. Non-GAAP net loss from continuing operations in the first quarter of 2016 was $1.4 million, a decrease of 45% compared to a net loss of $2.6 million in the prior year period. Non-GAAP diluted net loss per share from continuing operations in the first quarter of 2016 was $0.01, compared to net loss of $0.03 per share in the prior year period. Reconciliations of non-GAAP measures to the nearest comparable GAAP measures are included at the end of this earnings announcement.

As of March 31, 2016, cash and cash equivalents totaled $62.5 million, compared to $63.8 million as of December 31, 2015. In the first quarter of 2016, net cash used in operating activities was $9.5 million. Net cash used in investing activities was $2.7 million, which was mainly for the purchase of equipment. Net cash provided by financing activities was $10.7 million, including loan proceeds of $13.2 million and loan repayment of $2.6 million. As of March 31, 2016, the Company had $30.7 million of bank loans due within one year. The Company expects that its current cash position will be able to support its operations for the next 12 months. The Company will seek new commercial bank loans to finance the commercialization of its pipeline products and for other operational purposes when appropriate.

Conference Call Details

Sinovac will host a conference call on Friday, May 27, 2016, at 8:00 a.m. EDT (Friday, May 27, 2016 at 8:00 p.m. China Standard Time) to review the Company's financial results and provide an update on recent corporate developments.

To access the conference call, please dial 1-877-407-9039 (USA) or 1-201-689-8470 (International). A replay of the call will be available after the earnings call through June 10, 2016. To access the replay, please dial 1-877-870-5176 (USA) or 1-858-384-5517 (International) and reference the replay pin number 13638158.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacturing, and commercialization of vaccines that protect against human infectious diseases. Sinovac's product portfolio includes vaccines against hepatitis A and B, seasonal influenza, H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu), mumps and canine rabies. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, which it has supplied to the Chinese Government's vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government stockpiling program. Sinovac's newly developed innovative vaccine against HFMD caused by EV71 is ready for market launch. The Company is currently developing a number of new products including a Sabin-strain inactivated polio vaccine, pneumococcal polysaccharides vaccine, pneumococcal conjugate vaccine and varicella vaccine. Sinovac primarily sells its vaccines in China, while also exploring growth opportunities in international markets. The Company has exported select vaccines to Mexico, Mongolia, Nepal, Tajikistan, Bangladesh, Chile and the Philippines, and was recently granted a license to commercialize its influenza vaccine in Guatemala. For more information, please visit the Company's website at www.sinovac.com.

Safe Harbor Statement

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward looking statements. Factors that might cause such a difference include our inability to compete successfully in the competitive and rapidly changing marketplace in which we operate, failure to retain key employees, cancellation or delay of projects and adverse general economic conditions in the United States and internationally. These risks and other factors include those listed under "Risk Factors" and elsewhere in our Annual Report on Form 20-F as filed with the Securities and Exchange Commission. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "intends," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue," or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. The Company assumes no obligation to update the forward-looking information contained in this release.

Non-GAAP Financial Measures

To supplement its consolidated financial statements, which are prepared and presented in accordance with GAAP, Sinovac uses the following non-GAAP financial measures: non-GAAP EBITDA, non-GAAP net income from continuing operations and non-GAAP diluted EPS from continuing operations. For more information on these non-GAAP financial measures, please refer to the table captioned "Reconciliations of non-GAAP Measures to the Nearest Comparable GAAP Measures" in this results announcement.

Sinovac believes that non-GAAP EBITDA, non-GAAP net income from continuing operations and non-GAAP diluted EPS from continuing operations help identify underlying trends in its business that could otherwise be distorted by the effect of certain income or expenses that Sinovac includes in income from operations from continuing operations, net income from continuing operations and diluted EPS from continuing operations. Sinovac believes that non-GAAP EBITDA, non-GAAP net income from continuing operations and non-GAAP diluted EPS from continuing operations provide useful information about its core operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making. Non-GAAP EBITDA, non-GAAP net income from continuing operations and non-GAAP diluted EPS from continuing operations should not be considered in isolation or construed as an alternative to income from operations from continuing operations, net income from continuing operations, diluted EPS from continuing operations, or any other measure of performance or as an indicator of Sinovac's operating performance. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data.

Non-GAAP EBITDA represents income (loss) from continuing operations, excludes interest and financing expenses, interest income, net other income (expenses) and income tax benefit (expenses), and certain non-cash expenses, consisting of stock-based compensation expenses, amortization and depreciation that Sinovac does not believe are reflective of the core operating performance during the periods presented.

Non-GAAP net income from continuing operations represents net income from continuing operations before stock-based compensation expenses, and foreign exchange gain or loss.

Non-GAAP diluted EPS from continuing operations represents non-GAAP net income attributable to ordinary shareholders from continuing operations divided by the weighted average number of shares outstanding during the periods on a diluted basis, including accounting for the effect of the assumed conversion of options.

Contact

Sinovac Biotech Ltd.

Helen Yang

Tel: +86-10-8279-9871

Fax: +86-10-6296-6910

Email: ir@sinovac.com

ICR Inc.

Bill Zima

U.S: 1-646-308-1707

Email: william.zima@icrinc.com

SINOVAC BIOTECH LTD.

Consolidated Balance sheets

As of March 31, 2016 and December 31, 2015

(Expressed in thousands of U.S. Dollars, except for numbers of shares and per share data)

Current assets	March 31, 2016 (Unaudited)	December 31, 2015

Cash and cash equivalents	$62,513	$63,834
Restricted cash	1,634	1,626
Accounts receivable – net	40,131	39,021
Inventories	20,151	18,685
Prepaid expenses and deposits	1,055	958
Deferred tax assets	2,689	2,603
Current assets held for sale	-	1,797
Total current assets	128,173	128,524

Property, plant and equipment	64,322	63,940
Prepaid land lease payments	9,556	9,574
Long-term prepaid expenses	25	25
Prepayments for acquisition of equipment	1,860	328
Deferred tax assets	571	593
Total assets	204,507	202,984

Current liabilities
Short-term bank loans and current portion of long-term bank loans and other debt	30,707	21,775
Loan from a non-controlling shareholder	2,526	2,470
Accounts payable and accrued liabilities	22,720	22,524
Income tax payable	1,154	1,643
Deferred revenue	127	8,144
Deferred government grants	900	1,202
Current liabilities held for sale	-	243
Total current liabilities	58,134	58,001

Deferred government grants	4,514	4,730
Long-term bank loans	2,713	756
Other non-current liabilities	759	756
Total long-term liabilities	7,986	6,242

Total liabilities	66,120	64,243

Commitments and contingencies
Equity
Preferred stock	-	-
Common stock	57	57
Additional paid-in capital	110,291	109,944
Accumulated other comprehensive income	6,608	8,110
Statutory surplus reserves	13,450	13,450
Accumulated deficit	(6,972)	(8,281)
Total shareholders' equity	123,434	123,280

Non-controlling interests	14,953	15,461
Total equity	138,387	138,741
Total liabilities and equity	$204,507	$202,984

SINOVAC BIOTECH LTD.

Consolidated Statements of Comprehensive Income (loss)

For the three months ended March 31, 2016 and 2015

(Unaudited)

(Expressed in thousands of U.S. Dollars, except for numbers of shares and per share data)

	Three months ended March 31
	2016	2015
Sales	$10,954	$9,207
Cost of sales	4,626	2,308
Gross profit	6,328	6,899

Selling, general and administrative expenses	6,200	6,807
Provision (recovery) for doubtful accounts	248	(91)
Research and development expenses	2,070	2,197
Loss on disposal and impairment of property, plant and equipment	43	-
Government grants recognized in income	(473)	(3)
Total operating expenses	8,088	8,910
Operating loss	(1,760)	(2,011)

Interest and financing expenses	(383)	(588)
Interest income	286	427
Other income	216	75
Loss from continuing operationgs before income taxes	(1,641)	(2,097)
Income tax benefit (expense)	52	(551)
Loss from continuing operations	(1,589)	(2,648)
Income (loss) from discontinued operations, net of tax of nil	2,338	(192)
Net Income (loss)	749	(2,840)
Less: Loss attributable to the non-controlling interests	560	589
Net Income (loss) attributable to shareholders of Sinovac	1,309	(2,251)

Loss from continuing operations	(1,589)	(2,648)
Other comprehensive income (loss) from continuing operations, net of tax of nil
Foreign currency translation adjustments	406	76
Comprehensive loss from continuing operations	(1,183)	(2,572)

Income (loss) from discontinued operations	2,338	(192)
Other comprehensive income (loss) from discontinued operations, net of tax of nil
Foreign currency translation adjustments
Net unrealized gain (loss) during the period	23	(10)
Reclassification adjustment included in net income (loss) from discontinued operations	(1,880)	-
Net change in unrealized gain (loss)	(1,857)	(10)
Comprehensive income (loss) from discontinued operations	481	(202)

Comprehensive loss	(702)	(2,774)
Less: comprehensive loss attributable to non-controlling interests	509	582
Comprehensive loss attributable to shareholders of Sinovac	$(193)	$(2,192)

Earnings (loss) per share
Basic net income (loss) per share:
Continuing operations	(0.02)	(0.04)
Discontinued operations	0.04	0.00
Basic net income (loss) per share	0.02	(0.04)

Diluted net income (loss) per share:
Continuing operations	(0.02)	(0.04)
Discontinued operations	0.04	0.00
Diluted net income (loss) per share	0.02	(0.04)

Weighted average number of shares of
Basic	56,909,341	56,213,166
Diluted	56,989,779	56,213,166

SINOVAC BIOTECH LTD.

Consolidated Statements of Cash Flows

For the three months ended March 31, 2016 and 2015

(Unaudited)

(Expressed in thousands of U.S. Dollars)

	Three months ended
	March 31
	2016	2015
Cash flows used in operating activities
Net income (loss)	$749	$(2,840)
Less: Income (loss) from discontinued operations-net of tax	2,338	(192)
Loss from continuing operations	(1,589)	(2,648)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
- Deferred income taxes	(48)	534
- Stock-based compensation	316	113
- Inventory provision	172	12
- Provision (recovery) for doubtful accounts	248	(91)
- Loss on disposal and impairment of property, plant and equipment	43	-
- Government grants recognized in income	(473)	(3)
- Depreciation of property, plant and equipment and amortization of licenses	1,441	1,620
- Amortization of prepaid land lease payments	63	66
- Accretion expenses	-	29
Changes in:
- Accounts receivable	(859)	(1,843)
- Inventories	(1,568)	(1,544)
- Income tax payable	(490)	-
- Prepaid expenses and deposits	(127)	654
- Deferred revenue	(7,942)	-
- Accounts payable and accrued liabilities	1,334	(4,624)
- Deferred government grants	31	3

Net cash used in operating activities from continuing operations	(9,448)	(7,722)
Net cash used in operating activities from discontinued operations	(95)	(473)
Net cash used in operating activities	(9,543)	(8,195)

Cash flows provided by (used in) financing activities
- Proceeds from bank loans	13,242	802
- Repayments of bank loans	(2,600)	(19,403)
- Proceeds from issuance of common stock,	31	264
net of share issuance costs
Net cash provided by (used in) financing activities	10,673	(18,337)

Cash flows used in investing activities
- Acquisition of property, plant and equipment	(3,545)	(1,781)
- Proceeds from disposal of subsidiary	875	-
Net cash used in investing activities from continuing operations	(2,670)	(1,781)
Net cash used in investing activities from discontinued operations	(9)	-
Net cash used in investing activities	(2,679)	(1,781)

Effect of exchange rate changes on cash and cash equivalents, including cash classified within current assets held for sale	85	(135)

Decrease in cash and cash equivalents, including cash classified within current assets held for sale	(1,464)	(28,448)
Less: Net decrease in cash classified within current assets for sale	(143)	(105)
Decrease in cash and cash equivalents	(1,321)	(28,343)

Cash and cash equivalents, beginning of period	63,834	91,293

Cash and cash equivalents, end of period	$62,513	$62,950

SINOVAC BIOTECH LTD.

Reconciliations of Non-GAAP measures to the nearest comparable GAAP measures

For the three months ended March 31, 2016 and 2015

(Unaudited)

(Expressed in thousands of U.S. Dollars, except for numbers of shares and per share data)

	Three months ended March 31
	2016	2015
Income (loss) from continuing operations	(1,589)	(2,648)
Adjustments:
Stock-based compensation	316	113
Depreciation and amortization	1,504	1,686
Interest and financing expenses, net of interest income	97	161
Net other (income) expense	(216)	(75)
Income tax (benefit) expense	(52)	551
Non-GAAP EBITDA	60	(212)

Income (loss) from continuing operations	(1,589)	(2,648)
Add: Foreign exchange loss (gain)	(123)	(17)
Add: Stock-based compensation	316	113
Non-GAAP net loss from continuing operations	(1,396)	(2,552)

Net Income (loss) from continuing operaitons attributable to shareholders of Sinovac	(1,029)	(2,059)
Add: Non-GAAP adjustments to net income from continuing operaitons	193	96
Non-GAAP net income attributable to shareholders of Sinovac from continuing operations for computing non-GAAP diluted earnings (loss) per share	(836)	(1,963)

Weighted average number of shares on a diluted basis	56,989,779	56,213,166
Diluted earnings (loss) per share from continuing operations	(0.02)	(0.04)
Add: Non-GAAP adjustments to net income per share from continuing operatons	0.01	0.01
Non-GAAP Diluted EPS from continuing operations	(0.01)	(0.03)